Exhibit 99.1

FOR IMMEDIATE RELEASE

Sinovac: Press Release – Sinovac Updates Exchange Mechanics

Sinovac Update on the Exchange of Rights for Common and Series B Preferred Shares

March 8, 2019

BEIJING, – Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, today issued an update on the Exchange of Rights for Common and Series B Preferred Shares announced February 22, 2019.

On February 22, 2019, as announced by press release, the Sinovac Board of Directors effectuated an Exchange of Rights held by certain Sinovac’s shareholders for a combination of approximately 27.8 million Common Shares and approximately 14.6 million Series B Preferred Shares (the “Exchange Shares”), all of which the company issued into a trust for the benefit of the holders of the valid and outstanding Rights.

The Company now expects to hold the Exchange Shares in the Shareholder 2019 Rights Exchange Trust in the name of Wilmington Trust, National Association (the “Trustee”) until the Court of Chancery of the State of Delaware has determined whether the conduct of 1Globe Capital, LLC, Chiangjia Li, OrbiMed Advisors LLC and those additional shareholders who voted with the foregoing at the annual general meeting held in February 2018 (the “Collaborating Shareholders”) triggered the Rights Agreement. The Exchange Shares remain issued and outstanding and holders of valid Rights may continue to submit certifications to verify that they are eligible for the Exchange.

On March 6, 2019, the Delaware Chancery Court entered a Status Quo order providing that Sinovac not distribute any of the Exchange Shares to rights holders until the final disposition of the pending Delaware litigation or further order of the Court. The trial in the Delaware Chancery Court is expected to be held within 60 to 90 days.

The Company will work with the Nasdaq Stock Market LLC to resume trading of the Common Shares as expeditiously as possible, but is unable to currently estimate when trading will resume.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please see the Company’s website at www.sinovacbio.com.

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FOR IMMEDIATE RELEASE

Sinovac: Press Release – Sinovac Updates Exchange Mechanics

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects, disruptions to our operations, the results of any pending litigation, potential litigation relating to our shareholder rights plan, any potential halt in trading of the Company’s securities, and adverse general economic conditions in China, the United States and elsewhere. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Contacts

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-5693-1886
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
ir@sinovac.com

Media:
Abernathy MacGregor
Sheila Ennis, +1-415-745-3294
sbe@abmac.com

Sydney Isaacs, +1-713-999-5104
sri@abmac.com

Investors:
MacKenzie Partners, Inc.
Paul Schulman, +1-212-929-5364
pschulman@mackenziepartners.com

ICR Inc.
Bill Zima, +1-646-308-1707
william.zima@icrinc.com

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